PACO DEVELOPMENT, L.L.C.
PO Box 34729
North Kansas City, Missouri 64116

CONTACT: Paco Development, L.L.C. (816) 877-0892

FOR IMMEDIATE RELEASE

NORTH KANSAS CITY, MISSOURI, April 7, 2006 - Paco Development, L.L.C. announced the extension of the expiration date of the outstanding tender offer for units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. II. The expiration date for the tender offer has been extended to 5:00 p.m., Kansas City time, on Monday, April 17, 2006. The offer was previously scheduled to expire at 5:00 p.m. Kansas City time on Thursday, April 6, 2006.

To date, Paco Development reported the approximate number of units deposited to be 230 in response to the offer.

For further information, please contact Paco Development at (816) 877-0892.